September 3, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 15
Western Reserve Life Assurance Company of Ohio
WRL Series Life Account
WRL Freedom Elite Builder (File No. 333-58322/811-4420)

Filer CIK No.: 0000778209

Dear Sir or Madam:

On behalf of Western Reserve Life Assurance Co. of Ohio and WRL Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 15 (“Amendment”) to the Form N-6 Registration Statement of the Freedom Elite Builder (the “Policy”) being funded through the Account.

This Amendment is being filed pursuant to Rule 485(b) of the Securities Act of 1933 to designate a new effective date for Post-Effective Amendment No. 13, filed with the Commission on June 27, 2008. The original effective date that was requested was September 15, 2008; the proposed effective date is September 22, 2008. Some administrative issues resulted in the request for a delay in the effectiveness of Post-Effective Amendment No. 13.

If you have any questions concerning this filing, please do not hesitate to call me at (727) 299-1747 or Arthur D. Woods, Esq. at (727) 299-1830.

Very truly yours,
/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager—AFP Life Products

Enclosures
cc:	Arthur D. Woods, Esq.
Mary Jane Wilson-Bilik, Esq.
Priscilla Hechler